Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to acquire Kymab, adding KY1005 to its pipeline, a human monoclonal antibody targeting key immune system regulator OX40L

*	Continues to build on Sanofi’s leading presence in immunology aligned with strategy to pursue best-in-class treatments in defined areas

PARIS and CAMBRIDGE, UK – January 11, 2021 – Sanofi and Kymab, a clinical-stage biopharmaceutical company developing fully human monoclonal antibodies with a focus on immune-mediated diseases and immuno-oncology therapeutics, have entered into an agreement under which Sanofi will acquire Kymab for an upfront payment of approximately $1.1 billion and up to $350 million upon achievement of certain milestones.

The transaction will result in Sanofi having full global rights to KY1005, a fully human monoclonal antibody that has a novel mechanism of action. KY1005 binds to OX40-Ligand and has the potential to treat a wide variety of immune-mediated diseases and inflammatory disorders.

“The Kymab acquisition adds KY1005 to our dynamic pipeline, a potential first-in-class treatment for a range of immune and inflammatory diseases. The novel mechanism of action may provide treatment for patients with suboptimal responses to available therapies,” said Paul Hudson, Sanofi Chief Executive Officer. “We understand from our ongoing work in debilitating immunological diseases how critical it is to find the right treatment for each patient. We look forward to rapidly developing this investigational medicine.”

“The agreement is a testament to the commitment, drive and expertise of the entire Kymab team and we are pleased to receive this endorsement from Sanofi,” added Simon Sturge, Chief Executive Officer, Kymab. “With its significant global resources, we believe Sanofi is the perfect partner to progress Kymab’s pipeline of products and the merger will expedite the time it takes for our novel therapies to get to patients.”

KY1005: Promising antibody for inflammatory disorders

In August 2020, Kymab announced that KY1005 met both primary endpoints in a Phase 2a trial studying moderate to severe atopic dermatitis patients whose disease is inadequately controlled with topical corticosteroids. KY1005 demonstrated a consistent treatment effect versus placebo across various key endpoints, including in the Eczema Area and Severity Index (EASI) and additional objective clinical measures.

“This acquisition aligns with our strategy of targeting fundamentally important disease pathways. We believe that OX40L, a key immune regulator, has the potential to rebalance the immune system without suppressing it, providing a promising new approach to treating a range of immune-mediated diseases,” said John Reed, M.D. Ph.D., Global Head of Research & Development at Sanofi.

Kymab’s pipeline also includes the oncology asset KY1044, an ICOS agonist monoclonal antibody, currently in early Phase 1/2 development as monotherapy and in combination with an anti-PD-L1. The acquisition also provides Sanofi with access to new antibody technologies and research capabilities.

Transaction Terms

Under the terms of the transaction, Sanofi will acquire Kymab for an upfront payment of approximately $1.1 billion and up to $350 million upon achievement of certain milestones.

Sanofi plans to finance the transaction with cash on hand. The closing of the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. Sanofi expects to complete the acquisition in the first half of 2021.

Weil, Gotshal & Manges LLP is acting as Sanofi’s legal counsel. J.P. Morgan is acting as financial advisor to Kymab and Goodwin PLC is acting as its legal counsel.

About Kymab

Kymab is a clinical-stage biopharmaceutical company developing fully human monoclonal antibody therapeutics with a focus on immune mediated diseases and immuno-oncology using its proprietary, integrated platforms collectively called IntelliSelect®. Kymab’s IntelliSelect Transgenic platforms contain a full diversity of human antibodies, making them the most comprehensive antibody platforms available.

Selecting from a broad diversity of fully human antibodies assures the highest probability of finding drug candidates with best-in-class characteristics quickly and efficiently.

For more information on Kymab please see http://www.kymab.com. Kymab and IntelliSelect are trademarks of Kymab Limited.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contacts Ashleigh Koss Tel.: +1 (908) 205 2572 ashleigh.koss@sanofi.com	Sanofi Investor Relations Contacts Paris Eva Schaefer-Jansen Arnaud Delepine Yvonne Naughton
Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Contacts North America Felix Lauscher Fara Berkowitz Suzanne Greco IR main line: Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com
Kymab Anne Hyland Anne.hyland@kymab.com Brandon Lewis Brandon.lewis@kymab.com +44 (0) 1223 833 301	Kymab Media UK Consilium Strategic Communications Mary-Jane Elliott / Sukaina Virji / Melissa Gardiner kymab@consilium-comms.com Tel: +44 (0) 20 3709 5700

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s ability to complete the acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized including the ability to develop, commercialize or market new products, competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and to complete related transactions and/or obtain regulatory clearances, risks associated with Sanofi’s and Kymab’s intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on Sanofi and Kymab and their respective customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Sanofi’s and Kymab’s employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Sanofi and Kymab. This situation is changing rapidly and additional impacts may arise of which Sanofi and Kymab are not currently aware and may exacerbate other previously identified risks. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on Sanofi’s consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) and AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019 and in subsequent Form 6-Ks filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.